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Boston, MA 02199
Telephone: 617-239-0100
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www.lockelord.com

Matthew C. Dallett
Partner
Direct Telephone: 617-239-0303
Direct Fax: 866-955-8690
matthew.dallett@lockelord.com

By EDGAR

February 2, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: David L. Orlic, Special Counsel, Office of Mergers and Acquisitions

Re:	Sevcon, Inc.
Definitive Additional Soliciting Material
Filed January 25, 2017
File No. 001-09789

Ladies and Gentlemen:

On behalf of Sevcon, Inc., this responds to the February 1, 2017 letter from David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, to Paul N. Farquhar, Vice President and Chief Financial Officer of Sevcon, Inc., providing a comment of the staff of the Securities and Exchange Commission on Sevcon’s Definitive Additional Soliciting Material filed on January 25, 2016. For your convenience, the comment in Mr. Orlic’s letter is restated below, followed by Sevcon’s response.

General

1.	We note the press release by your shareholder, Bassi Holding S.r.l, “urg[ing] Mr. Morris to do the right thing for stockholders and withdraw the proxy campaign now.” Please provide an analysis as to whether Bassi is a “participant” in your solicitation under Instruction 3 to Item 4 of Schedule 14A.

Response:

Bassi does not fall under any of the definitions of “participant” listed in Instruction 3(a), including the catch-all in clause (vi) (“Any person who solicits proxies”) for the reasons stated below.

The Bassi press release does not meet any aspect of the definition of “solicit” or “solicitation” in SEC Rule 14a-1(a)(1) as it is not a request for a proxy, a request to execute or not to execute, or to revoke, a proxy, or the furnishing of a form of proxy, so it is not a “solicitation.”

Securities and Exchange Commission

February 2, 2017

Indeed, it is expressly excluded from the definition of “solicit” and “solicitation” under SEC Rule 14a-1(l)(2)(iv) as “[a press release] by a security holder who does not otherwise engage in a proxy solicitation .. . . stating how the security holder intends to vote and the reasons therefor . . . .” The Bassi press release reported on the stockholder’s vote and the reasons therefor (“that the current Board and management are pursuing the best course to create long-term value for Sevcon’s stockholders, including Bassi Holding, and that continuing with a divisive proxy fight is wasteful and counterproductive”).

The language you quote was a message to the dissident director to stop his wasteful and disruptive actions, not a plea to other stockholders as to how they should vote, so that did not convert the release into a solicitation.

If one is not soliciting, engaged in a solicitation, or financing a solicitation, one cannot be a participant in a solicitation. There is nothing in Instruction 3 to Item 4 of Schedule 14A, which you quote, that alters that common sense conclusion.

Sincerely,

/s/ Matthew C. Dallett

Matthew C. Dallett

cc:        Proxy Committee of Sevcon, Inc. Board of Directors